Exhibit 4.4

CONFIDENTIAL

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission.

GPEx®-DERIVED CELL LINE SALE AGREEMENT

            This GPEx®-Derived Cell Line Sale Agreement (this “Agreement”) is made as of this 11th day of August, 2014 (“Effective Date”), by and between Trillium Therapeutics Inc., an Ontario corporation, with a place of business at 96 Skyway Avenue, Toronto, Ontario M9W, 4Y9, Canada (“Client”), and Catalent Pharma Solutions, LLC, a Delaware limited liability company, with a place of business at 14 Schoolhouse Road, Somerset, New Jersey 08873, USA (“Catalent”).

RECITALS

              A.        Catalent and its Affiliates hold certain proprietary cell line engineering and gene expression technology for the expression of proteins (“GPEx Technology”), which proteins can be used in drug products;

              B.        Catalent has, pursuant to the Phase A Project Plan and Quotation (the “Project Documents”), developed for Client through the application of the GPEx Technology a cell line (including any cell lines derived in whole or part therefrom, the “GPEx Cell Line”) expressing the Expression Product(s) (as defined below); and

              C.        Client wishes to purchase and Catalent is willing to sell the GPEx Cell Line on the terms and conditions set forth below.

            THEREFORE, in consideration of the mutual covenants, terms and conditions set forth below, the parties agree as follows:

ARTICLE 1
DEFINITIONS

The following terms have the following meanings in this Agreement:

1.1        “Active” means any pharmaceutically active agent, whether chemical or biologic in nature.

1.2        “Affiliate(s)” means, with respect to Client or any third party, any corporation, firm, partnership or other entity that controls, is controlled by or is under common control with such entity; and with respect to Catalent, Catalent Pharma Solutions, Inc. and any corporation, firm, partnership or other entity controlled by it. For purposes of this definition, “control” means the ownership of at least 50% of the voting share capital of an entity or any other comparable equity or ownership interest.

CONFIDENTIAL

1.3        “Agreement” has the meaning set forth in the introductory paragraph, and includes all its Attachments and other appendices (all of which are incorporated herein by reference) and any amendments to any of the foregoing made as provided herein or therein.

1.4        “Cabilly Patent” means U.S. Patent No. 6,331,415 (Methods for Producing Immunoglobulins, Vectors and Transformed Host Cells For Use Therein), issued to Genentech, Inc., any divisionals, reissues, continuations and continuations-in-part thereof, and any foreign equivalents of the foregoing.

1.5        “Catalent” has the meaning set forth in the introductory paragraph, or any successor or permitted assign. Catalent shall have the right to cause any of its Affiliates to perform any of its obligations hereunder, and Client shall accept such performance as if it were performance by Catalent.

1.6        “Catalent Indemnitees” has the meaning set forth in Section 6.2.

1.7        “Client” has the meaning set forth in the introductory paragraph, or any successor or permitted assign.

1.8        “Client Indemnitees” has the meaning set forth in Section 6.1.

1.9        “Combination Product” means any product containing (A) an Active that constitutes at least one Product and (B) one or more other Actives that do not by themselves constitute a Product; whether the Actives described in the foregoing clauses (A) and (B) are combined into a single dose form, comprise more than one dose form packaged and sold together or comprise more than one dose form packaged separately but sold together.

1.10      “Effective Date” has the meaning set forth in the introductory paragraph.

1.11      “Expression Product(s)” means any peptide, polypeptide or protein encoded by any of the genes or cDNA constructs identified on Attachment A and expressed by the GPEx Cell Line, including the Expression Products separately identified on Attachment A.

1.12      “GAAP” means United States generally accepted accounting principles and practices in effect from time to time.

1.13      “GPEx Cell Line” has the meaning set forth in Recital B.

1.14      “GPEx Technology” has the meaning set forth in Recital A.

1.15      “Launch” means the first commercial sale of a Product by Client, its Affiliates, sublicensees or agents anywhere in the world after receipt of Regulatory Approval and, if required, Pricing Approval.

1.16      “Net Sales” means, for the measured period, the gross invoiced amounts for Products sold or commercially disposed of for value by Client or its permitted sublicensees (including Client’s Affiliates), less the following:

CONFIDENTIAL

              A.        customary trade allowances, discounts (including cash and volume discounts) and rebates actually taken or allowed and attributable specifically to Products;

              B.         credits or allowances of Product price given or made for rejection, recall or return of previously sold Products actually taken or allowed;

              C.        chargeback payments and rebates (or the equivalent thereof) granted to managed health care organizations or to federal, state/provincial, local or other governments, including their agencies, purchasers or reimbursers;

              D.        sales taxes, value-added taxes, excise or use taxes, tariffs, duties and customs fees and other taxes, duties or other governmental charges imposed with respect to sales of Products to the extent borne by the seller thereof and actually paid; and

              E.        freight, insurance and other transportation expenses for shipments of Products to the extent borne by the seller thereof and actually paid.

In addition, Net Sales shall include the gross proceeds that Client or any of its Affiliates is entitled to receive from any permitted sublicensee in respect of a sale or further transfer of the GPEx Cell Line pursuant to Section 2.6(A), whether in the form of up-front fees, milestone fees, royalties or otherwise.

Sales of Products between Client and its permitted sublicensees (including Client’s Affiliates) shall be disregarded for the purposes of calculating Net Sales, and in such case Net Sales shall include only subsequent sales by the relevant sublicensee to a third party. Subject to the foregoing sentence, if any Products are sold or disposed of by Client or its permitted sublicensees other than in a bona fide arm’s length sale exclusively for money, then Net Sales for such Products shall be deemed to be the price at which Client could have sold such Products in a separate arm’s length transaction to a willing purchaser at the relevant time in the relevant country.

The amount of any reduction or reversal of any accrual or reserve related to any deduction from the amount invoiced for Products shall be included in Net Sales in the calendar quarter in which such reduction or reversal occurs. All calculations shall be made in accordance with GAAP.

In the case of a Combination Product for which each Active constituting a Product and each of the Actives not constituting Products have established market prices when sold separately, Net Sales shall be determined by multiplying the Net Sales for each such Combination Product by a fraction, the numerator of which shall be the established market price for the Products contained in the Combination Product and the denominator of which shall be the sum of the established market prices for the Products plus the other Actives contained in the Combination Product. When such separate market prices are not established, then the parties shall negotiate in good faith to determine a fair and equitable method of calculating Net Sales for the Combination Product in question. Notwithstanding the foregoing, in no event shall the Net Sales value of a Combination Product be less than the Net Sales value of the Product contained in the Combination Product.

CONFIDENTIAL

1.17      “Pricing Approval” means subsequent to Regulatory Approval, pricing and any relevant reimbursement approval to allow marketing and sales of Product in the given country for which such Regulatory Approval relates.

1.18      “Product” means any product (including an Expression Product), reagent or Combination Product, or part thereof, whose development, manufacture, use or sale utilizes or is derived from the GPEx Cell Line.

1.19      “Project Documents” has the meaning set forth in Recital B.

1.20       “Purpose” has the meaning set forth in Section 2.1.

1.21      “Regulatory Approval” means any approvals, product and/or establishment licenses, registrations or authorizations, including approvals pursuant to U.S. Investigational New Drug (“IND”) applications, New Drug Applications and Abbreviated New Drug Applications, as applicable (or equivalent non-U.S. filings, such as European marketing authorization applications) of any Regulatory Authorities that are necessary for the development, manufacture, use, storage, exportation, importation, transport, promotion, marketing, distribution or sale of Products anywhere in the world, excluding Pricing Approvals.

1.22      “Regulatory Authorities” means the international, federal (including the FDA), state or local governmental or regulatory bodies, agencies, departments, bureaus, courts or other entities in any jurisdiction in the world responsible for (A) the regulation (including pricing) of pharmaceutical or medicinal products intended for human use or (B) health, safety or environmental matters generally.

1.23      “Representatives” means, with respect to an entity, such entity’s duly-authorized officers, directors, employees, agents, accountants, attorneys or other professional advisors.

1.24      “Term” has the meaning set forth in Section 9.1.

ARTICLE 2
SALE AND USE OF CELL LINE

2.1        Contingent Sale. Catalent hereby sells and transfers to Client the GPEx Cell Line; provided, that Client shall use the GPEx Cell Line solely for developing, testing, seeking Regulatory Approvals, including pursuant to an IND (or equivalent non-U.S. filings), for marketing, and otherwise commercially exploiting Product(s) (the “Purpose”). Such sale is and shall remain contingent upon the continued observance by Client of the terms of this Agreement.

2.2        No License. The sale of the GPEx Cell Line to Client shall not be construed as a license or as permission to (A) independently make or utilize the GPEx Technology or (B) modify or derive portions of the GPEx Cell Line for the development of products other than the Products. However, Client shall have the right to use the GPEx components detection assay as reasonably necessary in connection with its use of the GPEx Cell Line in accordance with this Agreement.

2.3        Tender of GPEx Cell Line. Upon payment of the fee described in Section 3.1(A)(i) by Client to Catalent, Catalent shall make the GPEx Cell Line available to Client EXW (Incoterms 2010) the Catalent site, as follows: within 5 business days following such payment, Catalent shall tender 195 vials of the GPEx Cell Line (representing approximately one-half of the agreed quantity) to Client’s designated common carrier; and within 10 business days following such payment, Catalent shall tender the balance. Title to and risk in the GPEx Cell Line shall pass to Client when released by Catalent at the Catalent site to Client’s designated common carrier. Catalent shall retain a limited amount of the GPEx Cell Line for 30 days following tender of delivery of the second shipment solely as safety stock; and thereafter shall be entitled to destroy such safety stock.

CONFIDENTIAL

2.4        Client Handling. Client shall comply with all applicable laws and regulations, as well as all published governmental guidelines, pertaining to the use, storage, transportation, disposition, containment and other handling of the GPEx Cell Line and all Products. In particular, Client acknowledges that the manufacture, transfer, sale, export and/or use of the GPEx Cell Line or any Product may require a governmental license, permit or authorization. Client shall be solely responsible for obtaining, and for paying any third party fees associated with, all licenses, permits or authorizations required from the United States and any other government for any manufacture, transfer, sale, export and/or use of the GPEx Cell Line and any Product, including Regulatory Approvals. To the extent not inconsistent with this Agreement, Catalent agrees to provide Client with such assistance as Client may reasonably request in obtaining such licenses, permits or authorizations, subject to Attachment B.

2.5        Regulatory Authority Submissions. Client and Catalent agree to reasonably cooperate in preparing and making any required submissions to any Regulatory Authority in respect of the GPEx Cell Line or Products (including Regulatory Approvals), subject to Attachment B. Catalent expressly agrees that Client shall have the right to reference any drug master files maintained by Catalent in the ordinary course of business relating to any Product or GPEx Technology covered by this Agreement insofar as such information is reasonably identified by Client as being necessary or desirable in connection with obtaining any Regulatory Approval.

2.6        Further Sale or Transfer of GPEx Cell Line. Subject in all cases to the Purpose:

              A.        To a Purchaser. Client shall have the right to sell or transfer its rights to the GPEx Cell Line to any third party, including its Affiliates; provided, that (i) Client provides written notice of such proposed sale or transfer to Catalent at least 30 days in advance, (ii) such third party agrees in a writing reasonably acceptable to Catalent to assume Client’s obligations under this Agreement, including obligations to make all deferred payments pursuant to Section 3.1, (iii) such writing provides Catalent with a direct right of enforcement against such third party, and (iv) Client has paid in full all outstanding balances due to Catalent. Notwithstanding any such further sale or transfer, Client shall remain liable for any non-payment of all such deferred payments except to the extent the obligation to make any such deferred payments have been expressly assumed by such third party; provided, that in the event of a payment default by such third party, (1) Client shall enforce its rights, and cooperate with Catalent in Catalent’s enforcement of rights, against such third party and (2) if Catalent is not made whole by such third party, Client shall be liable to Catalent for any deficiency up to a maximum amount of monies received (or to be received, in the case of an ongoing payment obligation such as a royalty) by Client from such third party in consideration for the sale or transfer of rights to the GPEx Cell Line.

CONFIDENTIAL

              B.        To a Contract Manufacturer. Client shall have the right to transfer the GPEx Cell Line to a third party contract manufacturer; provided, that such party agrees in advance in a writing not less restrictive than this Agreement and reasonably acceptable to Catalent not to transfer or make available the GPEx Cell Line or any Product to any party other than Client or Client’s designated recipients.

ARTICLE 3
PAYMENT

3.1        Fees. In consideration for the GPEx Cell Line:

              A.        Milestone Fees. Client shall pay to Catalent the following milestone fees:

              (i)           [***] payable upon the transfer of the GPEx Cell Line from Catalent’s control or release without any cGMP manufacturing to occur at Catalent; provided that in the event Catalent will be manufacturing at least one cGMP batch the [***] milestone will be payable upon transfer of the GPEx Cell Line following such manufacture;

              (ii)           [***] upon transfer of the GPEx components detection assay from Catalent to Client;

              (iii)          [***] payable after the initiation of the first Phase III clinical trial (or equivalent) of a Product or the sale of the Product by Client; and

              (iv)           [***] payable upon the submission of a Biological License Application (“BLA”) or equivalent or the sale of the Product;

              (v)           Following approval of the BLA or equivalent, Client shall make milestone payments to Catalent based on Net Sales of Product on a worldwide basis according to the following chart:

Total Cumulative Net Sales (Minimum)	Total Cumulative Net Sales (Maximum)	One-Time Milestone Payment (except as set forth below)
$0	$24,999,999	[***]
$25,000,000	$99,999,999	[***]
$100,000,000	$299,999,999	[***]
$300,000,000	$499,999,999	[***]
$500,000,000	$699,999,999	[***]
$700,000,000	$999,999,999	[***]
$1,000,000,000	$1,000,000,000	[***]
>$1,000,000,000	>$1,000,000,000	[***]

CONFIDENTIAL

For clarity, each of the one-time milestone payments in the above chart is due to Catalent upon cumulative Net Sales of Product achieving the minimum number of the milestone range. For example, once cumulative Net Sales of Product reach $100,000,000 Client will pay Catalent [***]. Once cumulative Net Sales of Product reach $300,000,000 Client will pay Catalent [***]. For further clarity, once cumulative Net Sales of Product exceed $1,000,000,000 Client will pay Catalent [***] for the period between the achievement of the $1,000,000,000 milestone and [***] achieving the cumulative $1,000,000,000 in sales. Client may elect to pay [***] as an alternative to the payment terms set forth in subsection (v) above.

Client shall notify Catalent of the achievement of each such milestone within 5 business days following the completion of reasonable requisite accounting work documenting such achievement. Such fees shall be paid within 30 days following invoice, which invoice shall be submitted to Client by Catalent not later than promptly following receipt of Client’s notification, and shall be non-refundable and non-creditable.

              B.        Annual Maintenance Fee. Upon the transfer of the GPEx Cell Line from Catalent’s control or release without any cGMP manufacturing to occur at Catalent, Client shall pay Catalent an annual fee for Product maintenance the amount of [***] per year until Regulatory Authority approval of the first Product BLA or equivalent. Such fees shall be paid within 30 days following invoice, which invoice shall be submitted to Client by Catalent upon the Effective Date and upon each anniversary of the Effective Date during the Term. An annual report shall be submitted with the annual fee which report shall detail the location, control and ownership of the GPEx Cell Line.

3.2        Payment Terms. Client shall make payments as directed in the applicable invoice, if any, or otherwise as Catalent may direct from time to time. Payments shall be made in United States dollars. If any conversion of foreign currency to United States dollars is required in connection with payments pursuant to Section 3.1, such conversion shall be made at the exchange rate reported in The Wall Street Journal on the last business day of the quarterly reporting period to which any such payment relates. In the event payment is not received by Catalent on or before the due date, then Catalent may, in addition to any other remedies available at equity or in law, at its option, elect to do any one or more of the following: (A) charge interest on the outstanding sum from the due date (both before and after any judgment) at 2% per month until paid in full (or, if less, the maximum amount permitted by applicable laws); and/or (B) terminate this Agreement pursuant to Section 9.3.

3.3        Taxes. All taxes, duties and other amounts assessed (excluding tax based on net income and franchise taxes) in connection with the sale of the GPEx Cell Line to Client hereunder are the responsibility of Client, and Client shall reimburse Catalent for all such taxes, duties or other expenses paid by Catalent or such sums will be added to invoices directed at Client, where applicable. If any deduction or withholding in respect of tax or otherwise is required by law to be made from any of the sums payable as mentioned in Section 3.1, Client shall pay to Catalent such greater sum as will leave Catalent, after deduction or withholding as is required to be made, with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding. Catalent will cooperate with Client, at Client’s request, to make any necessary governmental filings seeking refund of or credit for any such deduction or withholding; and will hold in trust for Client, and promptly credit Client’s account with, any such refund received or the amount of any credit obtained with respect to the deduction or withholding.

CONFIDENTIAL

3.4        Records; Audit Rights. Client will keep complete and accurate books and records relating to its calculation of Net Sales (including all relevant deductions) and its achievement of the milestone events referred to in Section 3.1(A) for at least 3 years after the expiration of the year to which they relate. Upon the written request and not more than once per calendar year, Catalent shall be entitled to audit, or to have an independent accountant reasonably acceptable to Client audit, such books and records. Client shall provide the auditors with access during normal business hours to appropriate space at Client’s relevant location and to such of the pertinent books and records of Client as may be reasonably necessary to verify the matters in question; provided, that such auditors shall be subject to the obligations of confidentiality at least as strict as those set forth in this Agreement. Prior to disclosing the results of any such audit to Catalent, the auditors shall present Client with a preliminary report of findings and provide Client with an opportunity to respond to any questions raised or issues identified. If an audit discloses an underpayment by Client of any amounts paid pursuant to any provision of this Agreement, such amounts shall be paid to Catalent within 30 days after the date Client receives the auditors’ final written report. Any fees and expenses of the audit shall be paid by Catalent unless the audit discloses an understatement by Client of (i) any amounts payable pursuant to Sections 3.1(A) or 3.1(B) of this Agreement and/or (ii) more than 2% of any other amounts payable pursuant to any other section of this Agreement during such audit period, which in either case Client shall bear the responsibility for any such reasonable fees and expenses.

ARTICLE 4
CONFIDENTIALITY AND NON-USE

4.1        Definition. As used in this Agreement, the term “Confidential Information” includes all information furnished by or on behalf of Catalent or Client (the “Discloser”), its Affiliates or any of its or their respective Representatives, to the other party (the “Recipient”), its Affiliates or any of its or their respective Representatives, whether furnished before, on or after the Effective Date and furnished in any form, including written, verbal, visual, electronic or in any other media or manner and information acquired by observation or otherwise during any site visit at the other party’s facility. Confidential Information includes all proprietary technologies, know-how, trade secrets, discoveries, inventions and any other intellectual property (whether or not patented), analyses, compilations, business or technical information and other materials prepared by either party, their respective Affiliates, or any of its or their respective Representatives, containing or based in whole or in part on any information furnished by the Discloser, its Affiliates or any of its or their respective Representatives. Confidential Information also includes the existence of this Agreement and its terms.

4.2        Exclusions. Notwithstanding Section 4.1, Confidential Information does not include information that (A) is or becomes generally available to the public or within the industry to which such information relates other than as a result of a breach of this Agreement, (B) is already known by the Recipient at the time of disclosure as evidenced by the Recipient’s written records, (C) becomes available to the Recipient on a non-confidential basis from a source that is entitled to disclose it on a non-confidential basis or (D) was or is independently developed by or for the Recipient without reference to the Confidential Information of the Discloser as evidenced by the Recipient’s written records.

CONFIDENTIAL

4.3        Mutual Obligation. The Recipient agrees that it will not use the Discloser’s Confidential Information except in connection with the performance of its obligations hereunder and will not disclose, without the prior written consent of the Discloser, Confidential Information of the Discloser to any third party, except that the Recipient may disclose the Discloser’s Confidential Information to any of its Affiliates and its or their respective Representatives that (A) need to know such Confidential Information for the purpose of performing under this Agreement, (B) are advised of the contents of this Article and (C) are bound to the Recipient by obligations of confidentiality at least as restrictive as the terms of this Article. Each party shall be responsible for any breach of this Article by its Affiliates or any of its or their respective Representatives.

4.4        Permitted Disclosure. The Recipient may disclose the Discloser’s Confidential Information to the extent required by law or regulation; provided, that prior to making any such legally required disclosure, the Recipient shall give the Discloser as much prior notice of the requirement for and contents of such disclosure as is practicable under the circumstances. Any such disclosure, however, shall not relieve the Recipient of its obligations contained herein.

4.5        No Implied License. Except as expressly set forth in Sections 2.2 and 4.3, the Recipient will obtain no right of any kind or license under any Confidential Information of the Discloser, including any patent application or patent or other intellectual property (including, where Client is the Recipient, the GPEx Technology), by reason of this Agreement. All Confidential Information will remain the sole property of the Discloser; provided, that Client agrees to allow Catalent to use data obtained from development of the GPEx Cell Line or any Product, so long as such data would not identify Client to a person knowledgeable in the industry, for marketing and demonstration of the GPEx Technology to third parties.

4.6        Return of Confidential Information. Upon expiration or termination of this Agreement, the Recipient will (and will cause its Affiliates and its and their respective Representatives to) cease its use and, upon written request, within 30 days either return or destroy (and certify as to such destruction) all Confidential Information of the Discloser, including any copies thereof, except for a single copy which may be retained for the sole purpose of ensuring compliance with its obligations under this Agreement.

4.7        Survival. The obligations of this Article will terminate 5 years from the expiration or termination of this Agreement, except with respect to trade secrets, for which the obligations of this Article will continue for so long as such information remains a trade secret under applicable law.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1        Catalent. Catalent represents, warrants and undertakes to Client that:

              A.        it has all necessary ownership or rights to use the GPEx Technology for the purposes of fulfilling its obligations under this Agreement;

CONFIDENTIAL

              B.        it has the lawful right to sell the GPEx Cell Line to Client hereunder; and

              C.        any material, process or technology that is provided or utilized by Catalent in connection with the GPEx Cell Line will not infringe, misappropriate or violate any patent, trademark, trade secret, copyright or other intellectual property or other proprietary rights of any third party, excluding any violation, misappropriation or infringement that would not have occurred but for the performance of Services hereunder (i.e., that would not apply to the performance of services for other clients).

5.2        Client. Client represents, warrants and undertakes to Catalent that:

              A.        its Product and any material, process or technology that is otherwise provided or utilized by Client in connection with any Product (including, to its knowledge, in combination with the GPEx Technology; but excluding the GPEx Technology standing alone, to the extent of Catalent’s representations and warranties in Section 5 above) or the manufacture, use or sale of any Products for the purposes anticipated by this Agreement, will not infringe, misappropriate or violate any patent, trademark, trade secret, copyright or other intellectual property or other proprietary rights of any third party;

              B.        Client shall use the GPEx Cell Line solely for the Purpose and otherwise as set forth herein, and in compliance with all laws; specifically, Client shall not permit the human consumption of any Products, except to the extent such consumption occurs in the course of clinical studies that expressly permit such use and that have been approved by appropriate Regulatory Authorities or following receipt of all necessary Regulatory Approvals for commercial use and sale; and

              C.        Client intends to file an IND (or equivalent non-U.S. filings) in respect of the Product.

5.3        Mutual Representation. Furthermore, Catalent and Client both represent, warrant and undertake that no transactions or dealings under this Agreement shall be conducted with or for an individual or entity that is designated as the target of any sanctions, restrictions or embargoes administered by the United Nations, European Union, United Kingdom, or the United States.

5.4        Limitations. THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE ARE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES MADE BY EACH PARTY TO THE OTHER PARTY, AND NEITHER PARTY MAKES ANY OTHER REPRESENTATIONS, WARRANTIES OR GUARANTEES OF ANY KIND WHATSOEVER, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, NON-INFRINGEMENT OR FITNESS FOR A PARTICULAR PURPOSE.

ARTICLE 6
INDEMNIFICATION

6.1        Indemnification by Catalent. Catalent shall indemnify and hold harmless Client, its Affiliates, and their respective directors, officers and employees (“Client Indemnitees”) from and against any and all suits, claims, losses, demands, liabilities, damages, costs and expenses (including reasonable attorneys’ fees and reasonable investigative costs) in connection with any suit, demand or action by any third party (“Losses”) arising out of or resulting from (A) any breach of its representations, warranties or obligations set forth in this Agreement or (B) any negligence or willful misconduct by Catalent; in each case except to the extent that any of the foregoing arises out of or results from any Client Indemnitee’s negligence, willful misconduct or breach of this Agreement or is otherwise subject to indemnity by Client under Section 6.2 below (without reference to the text following the last semicolon in the first sentence).

CONFIDENTIAL

6.2        Indemnification by Client. Client shall indemnify and hold harmless Catalent, its Affiliates, and their respective directors, officers and employees (“Catalent Indemnitees”) from and against any and all Losses arising out of or resulting from (A) any breach of its representations, warranties or obligations set forth in this Agreement, (B) any manufacture, packaging, sale, promotion, distribution, use of or exposure to the GPEx Cell Line or Product, including product liability or strict liability, (C) the conduct of any clinical trials utilizing the Product, (D) any actual or alleged infringement or violation of any third party patent, trade secret, copyright, trademark or other proprietary rights by intellectual property or information provided by Client or (E) any negligence or willful misconduct by Client; except to the extent that any of the foregoing arises out of or results from any Catalent Indemnitee’s negligence, willful misconduct or breach of this Agreement or otherwise subject to indemnity by Catalent under Section 6.1 above (without reference to the text following the last semicolon therein). In addition, Client shall indemnify and hold harmless the Catalent Indemnitees from and against any and all Losses arising out of or resulting from any federal regulatory filings by or on behalf of Client or any of its Affiliates, including Losses incurred by Catalent arising from filings under 21 U.S.C. 355 and/or Section 505 of the Food and Drug Act (or non-U.S. equivalents) and related claims or proceedings (including Losses associated with Catalent’s obligation to respond to third party subpoenas).

6.3        Cabilly. Notwithstanding Sections 6.1, 6.2 or any other provision of this Agreement, neither party shall have any obligation to indemnify the other in respect of any claim under or relating to the Cabilly Patent.

6.4        Indemnification Procedures. All indemnification obligations in this Agreement are conditioned upon the party seeking indemnification (A) promptly notifying the indemnifying party of any claim or liability of which the party seeking indemnification becomes aware (including a copy of any related complaint, summons, notice or other instrument); provided, that failure to provide such notice within a reasonable period of time shall not relieve the indemnifying party of any of its obligations hereunder except to the extent the indemnifying party is prejudiced by such failure, (B) allowing the indemnifying party, if the indemnifying party so requests, to conduct and control the defense of any such claim or liability and any related settlement negotiations (at the indemnifying party’s expense), (C) cooperating with the indemnifying party in the defense of any such claim or liability and any related settlement negotiations (at the indemnifying party’s expense) and (D) not compromising or settling any claim or liability without prior written consent of the indemnifying party.

CONFIDENTIAL

ARTICLE 7
LIMITATIONS OF LIABILITY

7.1        [***].

7.2        NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSS OF REVENUES, PROFITS OR DATA ARISING OUT OF PERFORMANCE UNDER THIS AGREEMENT, WHETHER IN CONTRACT OR IN TORT, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES

ARTICLE 8
INSURANCE

Client shall, at its own cost and expense, obtain and maintain in full force and effect during the Term the following: (A) Commercial General Liability Insurance with a per occurrence limit of not less than $1,000,000; (B) Products and Completed Operations Liability Insurance (including coverage for Products used in clinical trials) with a per occurrence limit of not less than $10,000,000; (C) Workers Compensation and Employers Liability Insurance, with statutory limits for Workers Compensation and Employers Liability limits of not less than $1,000,000 per accident; and (D) All Risk Property Insurance, including transit coverage, in an amount equal to full replacement value covering Client’s property while in, or in transit to, a Catalent facility as required under this Agreement. The parties hereby acknowledge and agree that Client may self-insure all or any portion of the required insurance as long as, together with its Affiliates, its US GAAP net worth is greater than $100 million or its annual EBITDA (earnings before interest, taxes, depreciation and amortization) is greater than $75 million. Client shall maintain levels of insurance or self insurance sufficient to meet its obligations under this Agreement. If any of the required policies of insurance are written on a claims made basis, such policies shall be maintained throughout the Term and for a period of at least 3 years thereafter. Client shall obtain a waiver of subrogation clause from its property insurance carrier in favor of Catalent. Client shall not seek reimbursement for any property claim or portion thereof that is not fully recovered from Client’s Property Insurance policy. Client shall obtain a waiver from any insurance carrier with whom Client carries Workers’ Compensation insurance releasing its subrogation rights against Catalent. Catalent and its Affiliates shall be named as additional insureds under the Products and Completed Operations Liability insurance policies with respect to the products and completed operations outlined in this Agreement. Such waivers of subrogation and additional insured status obligations will operate the same whether insurance is carried through third parties or self-insured. Client shall furnish certificates of insurance evidencing the required insurance policies and additional insured status to Catalent as soon as practicable after the Effective Date and within 30 days after renewal of such policies. Each insurance policy that is required under this Agreement shall be obtained from an insurance carrier with an A.M. Best rating of at least A-VII.

CONFIDENTIAL

ARTICLE 9
TERM AND TERMINATION

9.1        Term. This Agreement shall commence on the Effective Date and continue until terminated in accordance with this Article 9 (the “Term”).

9.2        Voluntary Termination by Client. Client may terminate this Agreement without cause at any time during the Term on 90 days’ prior written notice to Catalent.

9.3        Mutual Termination Rights. Either party may terminate this Agreement immediately without further action if (A) the other party files a petition in bankruptcy, or enters into an agreement with its creditors, or applies for or consents to the appointment of a receiver, administrative receiver, trustee or administrator, or makes an assignment for the benefit of creditors, or suffers or permits the entry of any order adjudicating it to be bankrupt or insolvent and such order is not discharged within 30 days, or takes any equivalent or similar action in consequence of debt in any jurisdiction or (B) the other party materially breaches any of the provisions of this Agreement and such breach is not cured within 30 days after the giving of written notice requiring the breach to be remedied; provided, that in the case of a failure of Client to make payments in accordance with the terms of this Agreement, Catalent may terminate this Agreement if such payment breach is not cured within 10 days of receipt of notice of non-payment from Catalent.

9.4        Effect of Termination. Termination of this Agreement shall be without prejudice to any rights or obligations that accrued to the benefit of either party prior to such termination. In the event of a termination of this Agreement, (A) Client’s ownership rights in the GPEx Cell Line shall automatically terminate and title thereto shall revert to Catalent, (B) Client shall immediately destroy (and certify such destruction to Catalent) all remaining stores of the GPEx Cell Line in its possession or control and (C) Client shall have a period of no more than 6 months to sell any remaining inventories of Products, it being understood that such sales shall remain subject to the terms of this Agreement, including, the obligations set forth in Article 3. Upon Client’s request, Catalent shall promptly destroy (and certify such destruction to Client) all remaining stores of the GPEx Cell Line in its possession or control, except that Catalent may retain a reasonable legacy quantity of the GPEx Cell Line solely for archival uses.

9.5        Survival. The rights and obligations of the parties shall continue under Articles 6 (Indemnification), 7 (Limitations of Liability), 10 (Notice), 11 (Miscellaneous); under Articles 4 (Confidentiality and Non-Use) and 8 (Insurance), in each case to the extent expressly stated therein; and under Sections 2.2 (No License), 2.4 (Client Handling), 3.2 (Payment Terms), 3.3 (Taxes), 3.4 (Records; Audit Rights), 5.4 (Limitations), 9.4 (Effect of Termination) and 9.5 (Survival), in each case in accordance with their respective terms if applicable, notwithstanding termination of this Agreement.

CONFIDENTIAL

ARTICLE 10
NOTICE

All notices and other communications hereunder shall be in writing and shall be deemed given: (A) when delivered personally or by hand; (B) when delivered by facsimile transmission (receipt verified); (C) when received or refused, if sent by registered or certified mail (return receipt requested), postage prepaid; or (D) when delivered if sent by express courier service; in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice; provided, that notices of a change of address shall be effective only upon receipt thereof):

To Client:	Trillium Therapeutics, Inc.
96 Skyway Avenue, Toronto, ON,
M9W, 4Y9, Canada
Attn: President & CEO
Facsimile: n/a

To Catalent:	Catalent Pharma Solutions, LLC
[***]

With a copy to:	Catalent Pharma Solutions, LLC
14 Schoolhouse Road
Somerset, New Jersey 08873
USA
Attn: General Counsel (Legal Department)
Facsimile: +1 (732) 537-6491

ARTICLE 11
MISCELLANEOUS

11.1      Entire Agreement; Amendments. This Agreement and the Project Documents, constitutes the entire understanding between the parties, and supersedes any contracts, agreements or understandings (oral or written) of the parties, with respect to the subject matter hereof. For the avoidance of doubt, this Agreement does not supersede any existing generally applicable confidentiality agreement between the parties as it relates to time periods prior to the date hereof or to business dealings not covered by this Agreement. No term of this Agreement may be amended except upon written agreement of both parties, unless otherwise expressly provided in this Agreement.

11.2      Captions; Certain Conventions. The captions in this Agreement are for convenience only and are not to be interpreted or construed as a substantive part of this Agreement. Unless otherwise expressly provided herein or the context of this Agreement otherwise requires, (A) words of any gender include each other gender, (B) words such as “herein”, “hereof”, and “hereunder” refer to this Agreement as a whole and not merely to the particular provision in which such words appear, (C) words using the singular shall include the plural, and vice versa, (D) the words “include(s)” and “including” shall be deemed to be followed by the phrase “but not limited to”, “without limitation” or words of similar import, (E) the word “or” shall be deemed to include the word “and” (e.g., “and/or”) and (F) references to “Article,” “Section,” “subsection,” “clause” or other subdivision, or to an Attachment or other appendix, without reference to a document are to the specified provision or Attachment of this Agreement. This Agreement shall be construed as if it were drafted jointly by the parties.

CONFIDENTIAL

11.3      Further Assurances. The parties agree to execute, acknowledge and deliver such further instruments and to take all such other incidental acts as may be reasonably necessary or appropriate to carry out the purpose and intent of this Agreement.

11.4      No Waiver. Failure by either party to insist upon strict compliance with any term of this Agreement in any one or more instances will not be deemed to be a waiver of its rights to insist upon such strict compliance with respect to any subsequent failure.

11.5      Severability. If any term of this Agreement is declared invalid or unenforceable by a court or other body of competent jurisdiction, the remaining terms of this Agreement will continue in full force and effect.

11.6      Independent Contractors. The relationship of the parties is that of independent contractors, and neither party will incur any debts or make any commitments for the other party. Nothing in this Agreement is intended to create or will be construed as creating between the parties the relationship of joint ventures, co-partners, employer/employee or principal and agent.

11.7      Successors and Assigns. This Agreement will be binding upon and inure to the benefit of the parties, their successors and permitted assigns. Neither party may assign this Agreement, in whole or in part, without the prior written consent of the other party, except that either party may, without the other party’s consent (but subject to prior written notice), assign this Agreement in its entirety to an Affiliate or to a successor to substantially all of the business or assets of the assigning party or the assigning party’s business unit responsible for performance under this Agreement.

11.8      No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person or entity other than the parties named herein and their respective successors and permitted assigns.

11.9      Governing Law. This Agreement shall be governed by and construed under the laws of the State of New Jersey, USA, excluding its conflicts of law provisions. The United Nations Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

11.10    Alternative Dispute Resolution. If any dispute arises between the parties in connection with this Agreement, such dispute shall be presented to the respective presidents or senior executives of Catalent and Client for their consideration and resolution. If such parties cannot reach a resolution of the dispute, then such dispute shall be resolved by binding alternative dispute resolution in accordance with the then existing commercial arbitration rules of CPR Institute for Dispute Resolution, 366 Madison Avenue, New York, NY 10017. Arbitration shall be conducted in the jurisdiction of the defendant party.

CONFIDENTIAL

11.11    Prevailing Party. In any dispute resolution proceeding between the parties in connection with this Agreement, the prevailing party will be entitled to recover its reasonable attorney’s fees and costs in such proceeding from the other party.

11.12    Publicity. Neither party shall make any press release or other public disclosure regarding this Agreement or the transactions contemplated hereby without the other party's express prior written consent, except as required under applicable laws or by any governmental agency or by the rules of any stock exchange on which the securities of the disclosing party are listed, in which case the party required to make the press release or public disclosure shall use commercially reasonable efforts to obtain the approval of the other party as to the form, nature and extent of the press release or public disclosure prior to issuing the press release or making the public disclosure. In addition, Client shall not use the Catalent name or the names of any of the inventors of the GPEx Technology in any advertising, promotion or sales without the prior written consent of Catalent; provided, that Client may state that the Products have been manufactured utilizing a GPEx Cell Line produced under one or more of the patents and applications comprising the GPEx Technology. Client shall not use Catalent’s name in a manner that could be construed as an endorsement of Client’s Product, including any scientific conclusion as to safety or efficacy.

11.13    Right to Dispose and Settle. If Catalent requests in writing from Client direction with respect to disposal of any inventories of materials, samples or other items belonging to Client and is unable to obtain a response from Client within a reasonable time period after making reasonable efforts to do so, Catalent shall be entitled in its sole discretion to (A) dispose of all such items and (B) set-off any and all amounts due to Catalent or any of its Affiliates from Client against any credits Client may hold with Catalent or any of its Affiliates.

11.14    Force Majeure. Except as to payments required under this Agreement, neither party shall be liable in damages for, nor shall this Agreement be terminable or cancelable by reason of, any delay or default in such party’s performance hereunder if such default or delay is caused by events beyond such party’s reasonable control, including acts of God, regulation or law or other action or failure to act of any government or agency thereof, war or insurrection, civil commotion, destruction of production facilities or materials by earthquake, fire, flood or weather, labor disturbances, epidemic or failure of suppliers, public utilities or common carriers; provided, that the party seeking relief under this Section 11.14 shall immediately notify the other party of such cause(s) beyond such party’s reasonable control. The party that may invoke this Section 11.14 shall use commercially reasonable efforts to reinstate its ongoing obligations to the other party as soon as practicable. If the cause(s) shall continue unabated for 180 days, then both parties shall meet to discuss and negotiate in good faith what modifications to this Agreement should result from such cause(s).

11.15    Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. Any photocopy, facsimile or electronic reproduction of the executed Agreement shall constitute an original.

[Signature page follows]

            IN WITNESS WHEREOF, the parties have caused their respective duly authorized representatives to execute this Agreement effective as of the Effective Date.

TRILLIUM THERAPEUTICS INC.

By: ______________________________________________

Name: _____________________________________________

Title: _____________________________________________

CATALENT PHARMA SOLUTIONS, LLC

By: ______________________________________________

Name: _____________________________________________

Title: _____________________________________________

Signature Page to GPEx®-Derived Cell Line Sale Agreement

ATTACHMENT A

EXPRESSION PRODUCTS

Genes or cDNA Constructs:

TTI-622 (3595):

[***]

Expression Products:

[***]

ATTACHMENT B

REGULATORY ASSISTANCE

Where the Agreement obligates Catalent to assist and/or cooperate with Client in connection with permits, licenses, authorizations and other Regulatory Approvals, the following financial provisions shall apply:

1.

Where services relate directly to the GPEx Technology and are to be performed by Catalent GPEx technicians (e.g., review of cell line development report, review of Client’s draft Regulatory Approval submissions, accompanying Client to a Regulatory Authority meeting to answer questions relating to GPEx), Catalent will provide to Client up to [***] at no additional charge. Thereafter, personnel hours will be charged to Client at a rate of [***] (depending on level of person), up to a maximum of [***], to be invoiced by Catalent monthly in arrears and otherwise subject to Section 3.2 of the Agreement.

2.

Where services relate to Product regulatory strategy or preparation of Regulatory Approval submissions on behalf of Client and are to be performed by Catalent’s regulatory group Catalent and Client shall enter into a separate services agreement setting forth the nature and scope of such services, the associated fees and payment terms, and such other types of terms and conditions as are customary in the pharmaceutical industry for transactions of that nature.

3.

Where services do not fall into the provisions of paragraph 1 or 2 above, the parties will negotiate in good faith an appropriate arrangement. However, Catalent shall not be required to incur any material expense, whether internal or out-of-pocket, in connection with such services, unless otherwise expressly agreed in writing by Catalent in advance.

4.

Whenever services being performed by Catalent personnel under paragraphs 1-3 above require such personnel to travel, Client will reimburse Catalent for all reasonable travel- related expenses incurred by such personnel.

5.

Whenever services being performed by Catalent personnel under paragraphs 1-3 above relate to an activity that contemplates or results in an out-of-pocket expense, such as (solely by way of example and not in limitation) a filing fee to a Regulatory Authority or a third party testing fee, Client shall be solely responsible for payment of such fees.